ANDERSON MŌRI

IZUMI GARDEN TOWER, 6-1, ROPPONGI 1-CHOME, MINATO-KU

TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000

URL: http://www.andersonmori.com

BEIJING OFFICE

BEIJING FORTUNE BLDG., RM. 709

NO.5, DONG SAN HUAN BEI LU

CHAO YANG QU, BEIJING 100004

PEOPLE'S REPUBLIC OF CHINA

TEL: 86 (10) 6590-9060

FAX: 86 (10) 6590-9062

Writer: Hirohito Akagami

Direct Tel: [81]-[3]-6888-1044

Direct Fax: [81]-[3]-6888-3044

e-mail: Hirohito.Akagami@andersonmori.com

03037409

Our Ref: 5871-A-1

November 13, 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, DC 20549
U. S. A.

Re: FANCL CORPORATION
(FILE NO. 82-5032)
Rule 12g3-2(b) Exemption

Dear : Sirs:

We are writing on behalf of FANCL CORPORATION which filed an exemption application for its shares based upon Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended, which application was received by you on November 15, 1999. We enclose herewith the following documents required to be provided by FANCL CORPORATION thereunder:

1. Summary English translation of the press release dated November 4, 2003 regarding the interim consolidated financial results; and

dlw 11/17

2. Summary English translation of the press release dated November 4, 2003 regarding the interim non-consolidated financial results.

Should you have any questions, please do not hesitate to let us know.

Very truly yours,

ANDERSON MORI

By: ______________________
Hirohito Akagami

HA/SD:mio
Encls.

1. Summary English translation of the press release dated November 4, 2003 regarding the interim consolidated financial results

Press release dated November 4, 2003 regarding the interim consolidated financial results for the six month ended September 30, 2003, including the management's analysis thereof and the estimate for the results of the year ending March 31, 2004.

2. Summary English translation of the press release dated November 4, 2003 regarding the interim non-consolidated financial results

Press release dated November 4, 2003 regarding the interim non-consolidated financial results for the six month ended September 30, 2003, including the estimate for the results of the year ending March 31, 2004.